Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group, Inc. (“thinkorswim”).
TD AMERITRADE to Acquire thinkorswim:
Key Points
•	This deal advances our growth strategy, creating scale for the trading side of our business and advancing our trading strategy by several years.
•	Once combined, TD AMERITRADE will be the #1 leader in the number of retail online options trades placed each day and in the number of retail online equity trades placed each day.
•	We are uniquely positioned to leverage the state-of-the-art Investools investor education program for options and trading strategies. We also plan to expand to include programs for long-term investing.
•	thinkorswim is an industry leader in trader technology. The combination will introduce new trading functionality for strategies that include advanced options trading, futures, foreign exchange and portfolio margining, to our existing retail client account base.
Q. What can Advisors and their clients expect?
•	No immediate changes.
•	Until the close of this deal, both TD AMERITRADE’s and thinkorswim’s Web sites will operate independently, which we expect will continue through the integration. This will allow clients to continue using the platform and tools to which they are accustomed.
•	For Advisors, who will benefit from the addition of a state-of-the-art educational program, focused on coaching and products/tools to help identify market opportunities, develop trade ideas and make more informed, disciplined investment decisions.
•	For TD AMERITRADE’s retail clients, this acquisition will introduce new trading functionality for strategies that include advanced options trading, futures, foreign exchange and portfolio margining. We believe these new services will be a welcome complement to those our clients already receive.
•	We have not yet finalized our plans for integrating retail or Advisor clients to one unified Web and/or software experience. We will share more of these details once they become available.
Q. When will the deal close, integration occur? When will there be any changes to VEO?
•	We anticipate the deal to close in approximately six months. Integration will take approximately 12 — 18 months.
•	For the near future there will be no changes to VEO. However, we do hope to make Investools industry leading investor education available to advisors. We will share more details once they become available
Additional Information About this Transaction
In connection with the proposed merger, TD AMERITRADE Holding Corporation (“TD AMERITRADE”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of thinkorswim Group Inc. (“THINKORSWIM”) that also constitutes a prospectus of TD AMERITRADE. THINKORSWIM will mail the proxy statement/prospectus to its stockholders. TD AMERITRADE and THINKORSWIM urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by THINKORSWIM and TD AMERITRADE with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing THINKORSWIM’s website at www.thinkorswim.com by clicking on the link for “Investors”, then clicking on the link for “Financial Reports” and then clicking on the link for “SEC Filings” or by accessing TD AMERITRADE’s website at www.tdameritrade.com and clicking on the “Investor Relations” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
THINKORSWIM, TD AMERITRADE and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from THINKORSWIM stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of THINKORSWIM stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about THINKORSWIM’s executive officers and directors in THINKORSWIM’s definitive proxy statement filed with the SEC on April 29, 2008. You can find information about TD AMERITRADE’s executive officers and directors in their definitive proxy statement filed with the SEC on Jan. 6, 2009. You can obtain free copies of these documents from THINKORSWIM or TD AMERITRADE using the contact information above.
Forward-Looking Statements
Information set forth in this message contains forward-looking statements, which involve a number of risks and uncertainties. THINKORSWIM and TD AMERITRADE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving THINKORSWIM and TD AMERITRADE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of THINKORSWIM stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in THINKORSWIM’s and TD AMERITRADE’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. THINKORSWIM and TD AMERITRADE disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.